Exhibit 99.1

Ur-Energy Begins Geophysical Surveying at Screech Lake Project

Denver, Colorado (Marketwire – August 10, 2009) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or “the Company”) is pleased to announce that geophysical and survey crews have started work on the Screech Lake Project in the southern Thelon Basin, Northwest Territories, Canada.  The management of Ur-Energy would like to thank the band council and the Lutsel K’e community for enabling the Company to carry out ground geophysics, surveying and soil sampling activities at its Screech Lake project.

Ur-Energy continues discussions with First Nations groups and Aboriginal-owned business corporations towards an exploration agreement for the Screech Lake project. While those discussions continue, the Company is conducting a short field program that includes an audio-magnetotelluric geophysical survey and additional claim management with full support of the Lutsel K’e community.

Bill Boberg, President and CEO said, “We are pleased to have had the opportunity over the past year to develop an initial working relationship with the Lutsel K’e community. This summer’s geophysical program will provide us with necessary information to assist us in better planning a future drilling program. We will continue to work closely with the community to ensure our future ability to determine the full potential of this exciting exploration project.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG.” Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright-Jones, Manager, Investor/Public Relations 1-720-981-4588, ext. 242 1-866-981-4588 dani.wright@ur-energyusa.com	Bill Boberg, President and CEO 1-720-981-4588, ext. 223 1-866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. ability and timing to complete an exploration agreement for the Screech Lake project and approval by the Mackenzie Valley Land and Water Board of an application for land use permit; the completion and timing of exploration programs, etc.) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.